Exhibit 99.4

SEQUANS COMMUNICATIONS

Société anonyme au capital de 690.596,62 euros

Siège social : 19, Le Parvis de La Défense – 92800 PUTEAUX

RCS Nanterre 450 249 677

Regulations

Restricted Share Award Plan – 2011-1

- CONTENTS -

I -	GENERAL PRINCIPLE OF RESTRICTED SHARE AWARDS

II -	LEGAL FRAMEWORK OF THE PLAN

III -	CHARACTERISTICS OF THE RESTRICTED SHARE AWARDS

IV -	CONDITIONS FOR THE RESTRICTED SHARE AWARDS AND BENEFICIARIES’ RIGHTS

• Vested Award

• Presence condition - Exceptions

• Delivery of the Restricted Shares - Listing

• Rights and obligations of the Restricted Shares during the Retention Period

• Rights and obligations of the Restricted Shares after the Retention Period

• Adjustment

• Amendment of this Plan

V -	TAX PROVISIONS

AMENDMENTS FOR NON-FRENCH BENEFICIARIES [TO BE ADDED AFTER ADVICE FROM LOCAL COUNSEL]

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I – GENERAL PRINCIPLES OF RESTRICTED SHARE AWARDS

The purpose of this plan is to manage the restricted share award program implemented for the benefit of certain of the employees (hereinafter the “Beneficiaries”) of Sequans Communications (hereinafter “Sequans” or the “Company”) and its subsidiaries within the meaning of Article L.233-3, 1° of the French Commercial code (hereinafter the “Subsidiaries”) .

This plan allows the Beneficiaries to receive free ordinary shares of Sequans (hereinafter the “Award”), subject to certain restrictions (hereinafter the “Restricted Shares”).

The Restricted Shares are effectively acquired by the Beneficiaries at the end of a period of two years from the date of the Award by the Board of Directors (the “Vesting Period”) provided that the Award conditions established by the Board of Directors are observed on the Vesting Date as defined hereafter. During the Vesting Period, the Beneficiaries are not the owners of the Restricted Shares. The Beneficiaries become owners of the Restricted Shares only at the end of the Vesting Period (hereinafter the “Vesting Date”).

The Vesting Date marks the starting point of a required retention period of two (2) years during which the Beneficiaries are formally forbidden to sell the Restricted Shares awarded to them (hereinafter the “Retention Period”).

The Award of the Restricted Shares is an offer reserved to the Beneficiaries restrictively designated by the Board of Directors and consequently does not represent an offer made to the public. No Restricted Share can be awarded to any employee who owns more than 10% of the share capital of the Company or who would own more that 10% of the share capital after the Award.

Beneficiaries are reminded that the change in the price of the Sequans’ shares and, consequently, the acquisition capital gain and the potential sale capital gain obtained through the sale of the Restricted Shares after the end of the Retention Period, will depend on Sequans’ performance and results, as well as overall industry and external economic factors.

Nothing in this Plan forms part of the employment contract of a Beneficiary. The rights and obligations arising from the employment relationship between the Beneficiary and the Company or its Subsidiaries are separate from, and are not affected by, this Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

II – LEGAL FRAMEWORK OF THE PLAN

This plan is governed by French legal and regulatory provisions in effect on the date hereof and namely by articles L.225-197-1 et seq. of the French Commercial Code.

Pursuant to these provisions, the Company’s combined general shareholders’ meeting held on 8 March 2011 adopted a twenty seventh resolution authorising the principle of the award of Restricted Shares, deciding that the maximum number of Restricted Shares which may be issued by virtue of this authorisation shall not exceed 1,750,000 new ordinary shares with a unitary par value of EUR 0.02.

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This combined general shareholders’ meeting has granted the Board of Directors the power to allocate these Restricted Shares, on one or more occasions, including the authority to determine the Beneficiaries.

Therefore and pursuant to the aforesaid grant of authority, at a meeting held on 27 July 2011, the Board of Directors decided the procedures applicable to Restricted Shares Awards and established the present Restricted Shares Award Plan 2011-1 (hereinafter the “Plan”), in conformity with the principles set by the combined general shareholders’ meeting and aforesaid statutory provisions.

III – CHARACTERISTICS OF THE RESTRICTED SHARE AWARD

The list of the Plan’s Beneficiaries is established and approved by the Company’s Board of Directors as well as the decision to grant Restricted Shares. The Restricted Shares allocated to the Beneficiaries shall either be existing shares owned by the Company or new shares to be issued.

The date of the decision of Award taken by the Board of Directors shall mark the commencement of the Vesting Period of two (2) years.

Beneficiaries will be individually notified of the Award by the CEO acting through a delegation of the Board of Directors (hereinafter the “Individual Letter of Notification”).

Such Individual Letter of Notification is deemed to be an exhibit of this Plan and shall specify:

•	the number of Restricted Shares granted to the Beneficiary,

•	the term of the Vesting Period,

•	the term of the Retention Period,

•	the conditions which need to be satisfied for the Award to become definitive at the end of the Vesting Period, and

•	the right to accept or refuse the Award of Restricted Shares through a receipt confirmation form that must be returned to the Company.

Within a period of fifteen (15) days following the receipt of the Individual Letter of Notification the Beneficiary undertakes to return to the Company:

(i)	a copy of this Plan,

(ii)	a copy of the Individual Letter of Notification, and

(iii)	the receipt confirmation form attached to said letter,

being specified that all such copies shall be duly executed by the Beneficiary who acknowledges that the Individual Letter of Notification is part of this Plan and commits to observe the Retention Period.

Failure to comply with this formality within the applicable period shall amount to formal refusal of the Award.

IV – CONDITIONS FOR THE RESTRICTED SHARE AWARD AND BENEFICIARIES’ RIGHTS

IV-1. Vested Award

The Award of Restricted Shares to Beneficiaries will become final only at the end of the Vesting Period and subject to the observance of the presence condition (cf. Paragraph IV-2).

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IV-2. Presence condition - Exceptions

The Award of Restricted Shares to Beneficiaries is strictly related to the Beneficiary’s status as an employee of Sequans or its Subsidiaries.

The Vested Award of Restricted Shares is consequently reserved for any Beneficiary (employee) designated at the time of the initial Award, linked to Sequans or to a Subsidiary through an employment agreement still in effect on the Vested Award date.

In case of termination of the employment agreement of the Beneficiary, for any reason whatsoever, effective before the end of the Vesting Period, the Beneficiary will lose any right to the related Restricted Shares.

Notwithstanding the above provisions, should the loss of the status as an employee during the Vesting Period be due to one of the following reasons, the granted Restricted Shares would be treated as follows:

•

Retirement or early retirement : Beneficiaries retain their right to the Restricted Shares, even though they are no longer bound by an employment agreement, but they remain subject to the other conditions of this Plan.

•

Death : pursuant to the provisions of article L.225-197-3 of the French Commercial Code, the successors or beneficiaries (“ayant-droits”) of the Beneficiaries, may, if they so desire, request the Award of the Restricted Shares. Such request must be made within six (6) months of the date of death; after such time limit, the successors or beneficiaries of the Beneficiary will definitively lose the right to request the Award of Restricted Shares. In any case, the final vesting of Restricted Shares will take place only upon the expiration of the Vesting Period.

•

2nd and 3rd category disability, within the meaning of article L.341-4 of the French Social Security Code: Beneficiaries may preserve their right to the Award of the Restricted Shares, but they will remain subject to the other conditions of this Plan.

•

A Subsidiary leaving the Group, if the Beneficiary is the employee of such company: the benefit of the right to the Award of the Restricted Shares is maintained for the Beneficiary, but will be subject to the other terms and conditions of this Plan.

•	Termination for economic reasons: the Beneficiaries keep the benefit of the right to the Award of the Restricted Shares, but they will be subject to the other conditions of this Plan.

IV-3. Delivery of Restricted Shares - Listing

At the end of the Vesting Period and subject to the observance of the presence condition defined above, the Company shall transfer the number of granted Restricted Shares to the Beneficiary who shall thus become the owner of such Restricted Shares and a shareholder of the Company.

The Restricted Shares shall be registered in an account opened in the name of the Beneficiary, in the registers of Sequans Communications, with a specific mention of their non-transferability.

The new Restricted Shares issued for the purpose of the Plan will be subject to an application for admission trading on the New York Stock Exchange, under the form of American Depositary Shares (ADS).

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IV-4. Rights and obligations of the Restricted Shares during the Retention Period

Restricted Shares will entitle the Beneficiary, as of the Vesting Date, to all rights pertaining to ordinary shares comprising the share capital and shall be subject to all provisions of the by-laws.

Restricted Shares shall be non-transferable prior to the expiration of the Retention Period.

Specifically, the Beneficiary may not transfer, assign (by any means, including in case of public offering, contribution, donation, company contribution, etc.) or convert to bearer shares the granted Restricted Shares until after the expiration of the two year-retention term.

During the Retention Period, the Beneficiary can exercise the rights attached to the allocated Restricted Shares, in particular:

•	the pre-emptive subscription right;

•	the information right;

•	the right to participate in the shareholders’ meetings;

•	the right to vote;

•	the right to dividends and potential non-appropriated reserves, if any.

IV-5. Rights and obligations of the Restricted Shares after the Retention Period

As of the expiry of the Retention Period, Restricted Shares shall be immediately transferable.

However, since these shares are listed for trading on the New York Stock Exchange and in order to avoid any insider trading risk, Beneficaries shall comply with the Insider Trading Compliance Program of the Company, a copy of which is attached hereto.

IV-6. Adjustment

Should the Company complete one of the financial transactions referred to under article L.225-181 of the French Commercial Code, no adjustment of the number of allocated Restricted Shares under this Plan shall be made, except if the general shareholders meeting voting the transaction decides otherwise.

IV-7. Reduction of Beneficiaries’ rights in case of a capital decrease due to losses

In case of a capital decrease due to losses realized by a decrease either in the par value of Sequans shares or in the number thereof, the rights of the Beneficiaries shall be reduced accordingly as if the Beneficiaries had been shareholders prior to the date on which the capital decrease became final.

V – TAX PROVISIONS

This presentation of tax treatment is provided for informational purposes only. It corresponds to the French legislation in effect as of the date this plan was approved by the Board of Directors.

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The Beneficiary shall be responsible for learning about any amendments to the applicable tax treatment.

V-1. THE TAX PROVISIONS CURRENTLY APPLICABLE TO BENEFICIARIES WHO ARE RESIDENT IN FRANCE AND SUBMITTED TO THE FRENCH SOCIAL SECURITY

1. Capital gain realised at the time of acquisition (Vested Award).

The capital gain from the acquisition which is equal to the value of ordinary share at the Vesting Date, is subject to a tax currently set at a flat rate of 30%.

The Beneficiary may however elect to have the capital gain from the acquisition taxed as income in accordance with regulations applicable to salaries and wages.

The capital gain from the acquisition shall then be subject to social security contributions at a total effective rate currently set at 12,3% (i.e., CSG1, CRDS2 and social security contributions).

At last, the capital gain is submitted to an employee contribution of 8%, reduced to 2,5% if the capital gain doesn’t exceed the threshold of the French Social Security (EUR 17,676 in 2011).

The capital gain from the acquisition is taxed in the year during which the Restricted Shares are sold.

2. Capital gain realised at the time of disposal

The capital gain on the disposal which corresponds to the difference between the sales price of the ordinary share and the value of such share at the Vesting Date shall be taxed at the total effective rate currently set at 31,3% (i.e., the flat rate of 19%, plus 12,3% for the CSG, CRDS and social security contributions).

3. Wealth tax

Subject to comments from the tax administration, the Restricted Shares should, as at the Vesting Date, be included in the basis for the calculation of the wealth tax.

4. The tax information contained in this section V-1 is likely to change in accordance with the applicable statutory and regulatory provisions. Sequans Communications and its subsidiaries shall have no obligation to provide advice and/or assistance in this regard.

V-2. TAX PROVISIONS APPLICABLE TO BENEFICIARIES WHO ARE NOT RESIDENT IN FRANCE AND NOT SUBMITTED TO THE FRENCH SOCIAL SECURITY

Beneficiaries who are not residents in France are solely responsible for:

•	Determining the tax provisions applicable to gains resulting from (i) the acquisition of Restricted Shares (ii) the disposal of such shares;

•	Paying all taxes and contributions due as a result.

[1]	CSG = "contribution sociale généralisée": a French social security tax
[2]	CRDS = "contribution au remboursement de la dette sociale": another French social security tax.

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Sequans Communications and its subsidiaries shall have no obligation to provide advice and/or assistance in this regard.

VI – AMENDMENT OF THIS PLAN

This Plan may be amended by the Board of Directors if new legislation would have an unfavourable impact on the Company or on the Company’s financial statements or would increase the cost of such a Plan for the Company.

Subject to the scenarios set forth in the paragraph above, no amendment that could affect the rights of the Beneficiaries may be made to this Plan.

Furthermore, the Board of Directors is responsible for interpreting the provisions of this Plan, as needed.

This Plan shall prevail in case of conflict of interpretation between the Individual Letter of Notification and the Plan itself.

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